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                         January 8, 2024

       David Christensen
       Principal Executive Officer
       Meso Numismatics, Inc.
       433 Plaza Real Suite 275
       Boca Raton, Florida 33432

                                                        Re: Meso Numismatics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 2,
2024
                                                            File No. 333-276343

       Dear David Christensen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Scott Doney